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                           November 22, 2000


Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re: Jabil Circuit, Inc. Request for withdrawal of registration statement on Form S-3 (File No. 333-90901).

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Jabil Circuit, Inc. (the "Company") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, Commission File No. 333-90901 (the "Registration Statement"). The Registration Statement was originally declared effective by the Commission on December 17, 1999.

         Pursuant to the Registration Statement, the Company registered on behalf of specified selling stockholders an aggregate of 5,124,146 shares of its Common Stock, $.001 par value per share (the "Shares"), for resale to the public. The Company is no longer contractually required to keep the Registration Statement effective. Therefore, the Company requests that an Order granting the withdrawal of the Registration Statement be issued as soon as possible.

         Please direct all inquiries to Chester E. Bacheller, Esq. of Holland & Knight LLP (counsel to Jabil Circuit, Inc.) at (813)
227-8500.


                                               Very truly yours,


                                               Jabil Circuit, Inc.


                                               By: /s/ Forbes Alexander
                                                   ---------------------------
                                                   Forbes Alexander, Treasurer